Filed by Critical Metals Corp.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Commission File No. 132-02858

Subject Company:

Critical Metals Corp.

Commission File No. 132-02858

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 22, 2024

SIZZLE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-41005	85-3418600
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4201 Georgia Avenue, NW

Washington, DC 20011

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (202) 846-0300

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of common stock and one-half of one redeemable warrant	SZZLU	The Nasdaq Stock Market LLC
Common stock, par value $0.0001 per share	SZZL	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share	SZZLW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

On February 22, 2024, Sizzle Acquisition Corp. (“Sizzle”) held a special meeting of its stockholders (the “Special Meeting”) in connection with its previously announced business combination (the “Business Combination”) with European Lithium Limited, an Australian public company limited by shares (ASX: EUR) (“European Lithium”), European Lithium AT (Investments) Limited, a British Virgin Islands (“BVI”) business company and a direct, wholly-owned subsidiary of European Lithium (“EUR BVI”), Critical Metals Corp., a BVI business company (“Pubco”), and Project Wolf Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Pubco, pursuant to that certain Agreement and Plan of Merger, dated as of October 25, 2022 (as amended on January 4, 2023, July 7, 2023, November 17, 2023 and as amended, modified or supplemented from time to time, the “Merger Agreement”).

The number of shares outstanding on the record date and entitled to vote at this Special Meeting is 9,356,653 shares of common stock of Sizzle, and there were present, either in person or by proxy, holders of at least 4,678,327 shares of such common stock entitled to vote at the Special Meeting, that being a quorum of the shares entitled to vote.

At the Special Meeting, Sizzle’s stockholders voted on the proposals set forth below, each of which is described in greater detail in the definitive proxy statement/prospectus filed by Sizzle with the Securities and Exchange Commission (“SEC”) on December 28, 2023, as supplemented (the “Proxy Statement”). At the Special Meeting, each of the proposals in the Proxy Statement to be voted upon at the Special Meeting was approved by the stockholders.

The final voting results for each proposal submitted to a vote of the stockholders of Sizzle at the Special Meeting are as follows:

●	Proposal No. 1 - The NTA Proposal - To consider and vote upon a proposal to approve and adopt an amendment to Sizzle’s amended and restated certificate of incorporation (the “Amended and Restated Certificate of Incorporation”) to remove (i) the limitation that Sizzle will only redeem Offering Shares (as defined in the Amended and Restated Certificate of Incorporation) so long as (after such redemption), Sizzle’s net tangible assets (“NTA”) will be at least $5,000,001 or any greater NTA or cash requirement which may be contained in the agreement relating to the initial business combination and after payment of underwriters’ fees and commissions (the “Redemption Limitation”), (ii) the limitation that Sizzle shall not redeem Offering Shares in connection with the consummation of a business combination if the Redemption Limitation is exceeded, (iii) the limitation that Sizzle shall not consummate a business combination pursuant to a tender offer if the Redemption Limitation is exceeded, and (iv) the limitation that an amendment to Article IX of the Amended and Restated Certificate of Incorporation will be voided if any stockholders who wish to redeem are unable to redeem due to the Redemption Limitation.

FOR	AGAINST	ABSTENTIONS
7,748,985	218,393	0

●	Proposal No. 2 - The Business Combination Proposal - To consider and vote upon a proposal to approve the Business Combination described in the Proxy Statement, including (a) adopting the Merger Agreement, a copy of which is attached to the Proxy Statement as Annex A and (b) approving the other transactions contemplated by the Merger Agreement and related agreements described in the Proxy Statement.

FOR	AGAINST	ABSTENTIONS
7,775,232	228,146	0

●	Proposal No. 3 - The Charter Amendment Proposal - To consider and vote upon a proposal to approve and adopt the amended and restated memorandum and articles of association of Pubco (the “Proposed Charter”), in substantially the form attached as Annex B to the Proxy Statement.

FOR	AGAINST	ABSTENTIONS
7,775,229	228,146	3

●	Proposal No. 4 - The Advisory Charter Amendment Proposals - To consider and vote upon five (5) separate proposals to approve and adopt, on a non-binding advisory basis, certain governance provisions in the Proposed Charter:

o	Proposal 4(a) - To consider and vote upon an amendment to the Proposed Charter to increase the total number of authorized shares of Pubco to 500,000,000 shares, consisting of 450,000,000 ordinary shares and 50,000,000 preferred shares.

FOR	AGAINST	ABSTENTIONS
7,775,232	228,146	0

o	Proposal 4(b) - To consider and vote upon an amendment to the Proposed Charter to confer EUR with rights under the Proposed Charter in conformity with the contractual designation rights set forth in an investors agreement, such that EUR is entitled to appoint the lower of a majority of all board members and four directors for so long as EUR beneficially owns at least 50% of the total issued voting shares, two directors for so long as EUR beneficially owns at least 25% but less than 50% of the total issued voting shares, and one director for so long as EUR beneficially owns at least 15% but less than 25% of the total issued voting shares.

FOR	AGAINST	ABSTENTIONS
7,775,032	228,146	200

o	Proposal 4(c) – To consider and vote upon an amendment to the Proposed Charter to require a majority vote of outstanding voting shares to make amendments to the Proposed Charter at any time when EUR beneficially owns a majority of the total voting power of issued shares of Pubco, but to require a supermajority vote of outstanding voting shares at any time when EUR does not beneficially own a majority of the total voting power of issued shares.

FOR	AGAINST	ABSTENTIONS
7,775,232	228,146	0

o	Proposal 4(d) - To consider and vote upon an amendment to the Proposed Charter to provide that directors may be removed (i) by a resolution passed by all directors of the board of Pubco at any time for cause; (ii) by a majority of outstanding voting shares at any time when EUR beneficially owns a majority of the total voting power of issued shares; and (iii) by a supermajority of outstanding voting shares at any time for cause when EUR does not beneficially own a majority of the total voting power of issued shares.

FOR	AGAINST	ABSTENTIONS
7,775,032	228,146	200

o	Proposal 4(e) - To consider and vote upon an amendment to the Proposed Charter to provide that stockholders may act by written consent at any time when EUR beneficially owns a majority of the total voting power of issued shares but may not act by written consent at any time when EUR does not beneficially own a majority of the total voting power of issued shares.

FOR	AGAINST	ABSTENTIONS
7,775,232	228,146	0

●	Proposal No. 5 - The Nasdaq Stock Issuance Proposal - To consider and vote upon a proposal to approve for purposes of complying with applicable listing rules of The Nasdaq Stock Market LLC, the issuance of more than 20% of the total issued and outstanding Pubco ordinary shares in connection with the Business Combination.

FOR	AGAINST	ABSTENTIONS
7,775,232	228,146	0

●	Proposal No. 6 - The Incentive Plan Proposal - To consider and vote upon a proposal to approve the Critical Metals Corp. 2023 Incentive Award Plan (the “Incentive Plan”) effective upon the consummation of the Business Combination, including the authorization of the share reserve under the Incentive Plan, in substantially the form attached as Annex C to the Proxy Statement.

FOR	AGAINST	ABSTENTIONS
7,774,932	228,446	0

●	Proposal No. 7 - The ESPP Proposal - To consider and vote upon a proposal to approve the Critical Metals Corp. 2023 Employee Stock Purchase Plan (the “ESPP”) effective upon the consummation of the Business Combination, including the authorization of the share reserve under the ESPP, in substantially the form attached as Annex D to the Proxy Statement.

FOR	AGAINST	ABSTENTIONS
7,775,232	228,146	0

As there were sufficient votes to approve the above proposals, the “Adjournment Proposal” described in the Proxy Statement was not presented to Sizzle’s stockholders.

In light of receipt of the requisite approvals by Sizzle’s stockholders described above, Sizzle expects the Business Combination to close as early as February 27, 2024.

No Offer or Solicitation

This Current Report on Form 8-K (this “Form 8-K”) is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

This Form 8-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Sizzle’s, Pubco’s and EUR BVI’s and/or EUR’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this Form 8-K. When we use words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the ability of the parties to complete the Business Combination in a timely manner or at all; the risk that the Business Combination or other business combination may not be completed by Sizzle’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; the outcome of any legal proceedings or government or regulatory action on inquiry that may be instituted against Sizzle, Pubco, EUR or EUR BVI or others following the announcement of the Merger Agreement and the Special Meeting; the inability to satisfy the conditions to the consummation of the Business Combination; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the effect of the announcement or pendency of the Business Combination on EUR and EUR BVI’s business relationships, operating results, current plans and operations of EUR, Pubco and EUR BVI; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Pubco to grow and manage growth profitably; the possibility that Sizzle, Pubco, EUR and/or EUR BVI may be adversely affected by other economic, business, and/or competitive factors; estimates by Sizzle, Pubco, EUR or EUR BVI of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the Business Combination; plans, intentions or future operations of Pubco or EUR BVI, including relating to the finalization, completion of any studies, feasibility studies or other assessments or relating to attainment, retention or renewal of any assessments, permits, licenses or other governmental notices or approvals, or the commencement or continuation of any construction or operations of plants or facilities; EUR’s and Pubco’s ability to execute on their business plans and strategy; and other risks and uncertainties described from time to time in filings with the SEC. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above and other documents filed by Sizzle and Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. There may be additional risks that neither Sizzle, Pubco nor EUR and EUR BVI presently know, or that Sizzle, Pubco, EUR and/or EUR BVI currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this Form 8-K. Neither Sizzle, EUR, Pubco nor EUR BVI undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this Form 8-K, except as required by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 27, 2024	SIZZLE ACQUISITION CORP.

	By:	/s/ Steve Salis
		Name:	Steve Salis
		Title:	Chief Executive Officer